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SECU ... SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65210

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 1/1/05 _____ AND ENDING _____ 12/31/05 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P. Lutz

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Stanwix Street. Suite 1702
                                        (No. and Street)

Pittsburgh   Pennsylvania   15222
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Thomas P. Lutz   (412) 889-1789
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGill, Power, Bell & Associates, LLP
                        (Name – if individual, state last, first, middle name)

623 State Street	Meadville	Pennsylvania	16335
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Thomas P. Lutz_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Thomas P. Lutz, Investment Consultant (A Proprietorship)_____ , as of __December 31_____ , 20 _05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___No exceptions_____

_____
Signature

_____
Proprietor
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004





TABLE OF CONTENTS

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929



McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

INDEPENDENT AUDITOR'S REPORT

To the Proprietor
Thomas P. Lutz, Investment Consultant
 (A Proprietorship)
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Thomas P. Lutz, Investment
Consultant (A Proprietorship), (the "Proprietorship"), as of December 31, 2005 and 2004 and the related
statements of income, proprietor's capital and cash flows for the years then ended. These financial
statements are the responsibility of the Proprietor. Our responsibility is to express an opinion on
these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant estimates made by management, as well
as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable
basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial
position of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of December 31, 2005 and
2004, and the results of its operations and its cash flows for the years then ended in conformity with
accounting principles generally accepted in the United States of America.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
February 13, 2006

- 1 -

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash	$ 9,313	$ 10,603
Accounts receivable	4,163	4,494
Interest receivable	2	2
Prepaid expenses	1,271	1,418
	$ 14,749	$ 16,517

LIABILITIES AND PROPRIETOR'S CAPITAL

	2005	2004
Accrued expenses	$ 3,850	$ 3,018
PROPRIETOR'S CAPITAL	10,899	13,499
	$ 14,749	$ 16,517

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Investment advisory fees	$ 18,331	$ 17,643
Interest income	37	25
	18,368	17,668
EXPENSES		
Professional services	9,193	13,578
Dues, fees and filing cost	1,775	1,290
Broker/Dealer expenses	-	380
	10,968	15,248
NET INCOME	$ 7,400	$ 2,420

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF PROPRIETOR'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Equity Contribution	Accumulated Equity (Deficit)	Total
BALANCE, DECEMBER 31, 2003	$ 12,905	$ (1,826)	$ 11,079
2004 Activity:			
Equity contribution			-
Net income		2,420	2,420
Distributions to proprietor			-
BALANCE, DECEMBER 31, 2004	12,905	594	13,499
2005 Activity:			
Equity contribution			-
Net income		7,400	7,400
Distributions to proprietor		(10,000)	(10,000)
BALANCE, DECEMBER 31, 2005	$ 12,905	$ (2,006)	$ 10,899

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 7,400	$ 2,420
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable	331	1
(Increase) decrease in prepaid expenses	147	(525)
Increase (decrease) in accrued expenses	832	(982)
NET CASH PROVIDED BY OPERATING ACTIVITIES	8,710	914
CASH FLOWS USED BY FINANCING ACTIVITIES:		
Distribution to proprietor	(10,000)	-
NET INCREASE (DECREASE) IN CASH	(1,290)	914
CASH, BEGINNING	10,603	9,689
CASH, ENDING	$ 9,313	$ 10,603

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), was formed on August 7, 2002 with the capital contribution by Thomas P. Lutz, of $12,905 in cash. The Proprietorship is registered as a broker/dealer with the National Association of Securities Dealers, Inc. ("NASD") and in all states where applicable in order to provide investment advisory services. The services are rendered by the sole proprietor, who provides investment advisory primarily to individual clients.

The Proprietorship has no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer. Accordingly, the Proprietorship does not carry customers' accounts and does not hold securities in connection with such transactions. All financial transactions between Thomas P. Lutz and his customers are through one or more bank accounts with the designation "Special Account for the Exclusive Benefit of Customers of Thomas P. Lutz".

These financial statements have been prepared solely from the accounts of Thomas P. Lutz, Investment Consultant, and do not include Mr. Lutz's personal accounts or those of any other operations in which he is engaged.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual results could differ from those estimates.

Cash

The proprietor periodically assesses the financial condition of the institutions where cash deposits are held and believes that any potential credit loss is minimal.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues

Revenues are recognized quarterly for the investment advisory services performed for the customers of the Proprietorship. Revenues are billed in arrears.

Expenses

The Proprietorship recognizes the expenses directly related to the investment advisory services as received and also expenses directly related to its registration and operations as a broker/dealer. The Proprietorship has no employees. Accordingly, additional expenses are allocated and charged to the Proprietorship by the sole proprietor for management and operational services performed.

Income taxes

The Proprietorship does not file its own federal or state income tax returns. Its income and expenses are included in the personal income tax returns of the sole proprietor.

NOTE B - NET CAPITAL OR EQUITY REQUIREMENTS

The Proprietorship, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that "aggregate indebtedness" of the Proprietorship, as defined, shall not exceed fifteen times "net capital" (or "net equity"), as defined. In addition, Rule 15c3-1 requires that "net capital" (or "net equity") of not less than $5,000 be maintained at all times by brokers who do not generally carry customers' accounts.

At December 31, 2005 and 2004, the Proprietorship's net capital (or net equity) ratio (aggregate indebtedness to net capital (or net equity)) was 40% and 25%, respectively, and its capital (or net equity) was $9,626 and $12,079, respectively, compared with the required net capital (or net equity) of $5,000.

NOTE C - SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

The Proprietorship is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirements of Rule 15c3-3(k)(2)(i) which, among other things, states that the Proprietorship will not hold customer funds or safekeep customer securities.

SUPPLEMENTARY INFORMATION

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929


McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION

To the Proprietor
Thomas P. Lutz, Investment Consultant
 (A Proprietorship)
Pittsburgh, Pennsylvania

We have audited the accompanying statements of Thomas P. Lutz, Investment Consultant (A
Proprietorship), as of and for the year ended December 31, 2005, and have issued our report
thereon dated February 13, 2006. Our audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for
purposes of additional analysis and is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such
information has been subjected to the auditing procedures applied in the audit of the basic financial
statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial
statements taken as a whole.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
February 13, 2006

www.mpbcpa.com

ERIE · GROVE CITY · MEADVILLE

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL/EQUITY UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL

Total member's equity	$	10,899
Accounts receivable adjustment allowable for net capital/equity		-
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		10,899
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		1,271
Interest receivable		2
		1,273
NET CAPITAL/EQUITY BEFORE HAIRCUTS ON SECURITIES' POSITIONS		9,626
Haircuts on securities positions		-
NET CAPITAL/EQUITY	$	9,626

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable	$	-
Accrued expenses		3,850
TOTAL AGGREGATE INDEBTEDNESS	$	3,850

COMPUTATION OF BASIC NET CAPITAL/EQUITY REQUIREMENT

MINIMUM NET CAPITAL/EQUITY REQUIRED	$	5,000
EXCESS NET CAPITAL/EQUITY	$	4,626
Ratio: Aggregate indebtedness to net capital/equity		40%

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL/EQUITY UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2005

RECONCILIATION WITH PROPRIETORSHIP'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF
DECEMBER 31, 2005)

Net capital/equity, as reported in Proprietorship's Part II (unaudited)
FOCUS report $ 9,626

                                         NET CAPITAL/EQUITY PER AUDIT $ 9,626

Note: The Proprietorship is exempt from Rule 15c3-3 of the Securities and
Exchange Commission under paragraph (k)(2)(i) of that rule. There
are no liabilities subordinated to the claims of creditors and no reserve
requirements.

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929





To the Proprietor
Thomas P. Lutz, Investment Consultant
 (A Proprietorship)
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Thomas P. Lutz, Investment
Consultant (A Proprietorship), for the year ended December 31, 2005, we considered its internal
control in order to determine our auditing procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal control. Our consideration of the
internal control would not necessarily disclose all matters in the internal control that might be material
weaknesses under standards established by the American Institute of Certified Public Accountants. A
material weakness is a reportable condition in which the design or operation of one or more of the
internal control elements does not reduce to a relatively low level the risk that errors or irregularities in
amounts that would be material in relation to the financial statements being audited may occur and not be
detected within a timely period by employees in the normal course of performing their assigned
functions. Given the current nature of your operations, we noted no matters involving the internal control
and its operation that we consider to be material weaknesses as defined above.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
February 13, 2006

www.mpbcpa.com

 



623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

To the Proprietor of
   Thomas P. Lutz Investment Consultant
   (A Proprietorship)
Pittsburgh, Pennsylvania:

We have audited the financial statements of Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), for the years ended December 31, 2005 and 2004, and have issued our report thereon dated February 13, 2006. As part of our audit, we made a study and evaluation of the Proprietorship's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Proprietorship in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Proprietorship does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Proprietorship is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

www.mpbcpa.com

Because of inherent limitations any internal accounting control system or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Thomas P. Lutz, Investment Consultant (A Proprietorship), taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness as of December 31, 2005 given the current nature of the Proprietorship's operations.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives. In addition, the Proprietorship was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2005, and, further, no facts came to our attention indicating that the Proprietorship was not in compliance with such conditions during the year ended December 31, 2005.

This report is intended for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
February 13, 2006